# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSP Recovery, Inc., CIK 0001802450
CUSIP: 553745308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3150 SW 38th Avenue, Suite 1100, Miami, Florida (FL), 33146
Date of event which requires filing of this statement: 04/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001321655

## Reporting persons
- Palantir Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 593,438; sole dispositive power 593,438; aggregate amount beneficially owned 593,438 (13.4% of the class)

## Item 1. Issuer
Name of issuer: MSP Recovery, Inc.
Address of issuer's principal executive offices: 3150 SW 38th Avenue, Suite 1100, Miami, FL, 33146

## Item 2. Person Filing
Name of person filing: Palantir Technologies Inc.
Address of principal business office or, if none, residence: 1200 17th Street Floor 15, Denver, CO 80202
Citizenship: The Reporting Person is a corporation incorporated under the laws of State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 593,438 shares as of April 8, 2025. The Reporting Person's number of securities beneficially owned includes 188,406 shares of Class A Common Stock received on April 4, 2025, as payment for certain outstanding receivables.
Percent of class: Based on 4,420,520 shares of Class A Common Stock outstanding, which includes (i) 4,232,114 shares of Class A Common Stock outstanding as of February 21, 2025 as disclosed in the Schedule 13D/A filed on March 5, 2025 by John H. Ruiz, and (ii) 188,406 shares of Class A Common Stock issued to the Reporting Person on April 4, 2025: 13.4%
Sole power to vote or to direct the vote: 593,438 shares (see Item 4(a)).
Shared power to vote or to direct the vote: 0 shares.
Sole power to dispose or to direct the disposition: 593,438 shares (see Item 4(a)).
Shared power to dispose or to direct the disposition: 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Palantir Technologies Inc.: /s/ Scott S. Hsu, Scott S. Hsu, Attorney-in-Fact (04/08/2025)